Filed by Global Blue Holding Group AG

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Far Point Acquisition Corporation

Commission File No.: 001-38521

Date: January 16, 2020

Transcription

Title: Far Point Global Blue Transaction Announcement Call

Date: 16.01.2020

Speakers: Tom Farley and Jacques Stern

Duration: 27:06

PRESENTATION

Operator

Good morning ladies and gentlemen. Thank you for standing by and welcome to the Far Point and Global Blue conference call. We appreciate everyone joining us today. The information discussed today is qualified, in its entirety, by the Form 8K that has been filed today by Far Point and may be accessed on the SEC’s website, including the exhibits there too.

Please note that the press release issued this morning and the related SEC documents can also be found on Far Point’s website, at Far Point ventures. The investor deck that will be presented as part of today’s discussion has been publicly filed with the SEC and posted on Far Point’s website, where it’s available for download. Please review the disclaimers included therein and refer to that as the guide for today’s call.

As for everyone on the phone, Far Point and Global Blue will not be fielding any questions on today’s call. Also, statements that we make during this call that are not statements of historical fact constitute forward-looking statements that are subject to risks, uncertainties and other factors that could cause our actual results to differ from historical results and/or from our forecasts, including those set forth in Far Point’s Form 8K, filed today and the exhibits thereto. For more information, please refer to the risks, uncertainties and other factors discussed in Far Point’s SEC filings.

All cautionary statements that we make during this call are applicable to any of the forward-looking statements we make, whenever they appear, and you should carefully consider the risks, uncertainties and other factors discussed in Far Point’s SEC filings. Do not place undue reliance on forward-looking statements which we assume no responsibility for updating.

Hosting today’s call are Tom Farley, Chief Executive Officer of Far Point, and Jacques Stern, Chief Executive Officer of Global Blue, and I’ll now turn the call over to Tom Farley.

Tom Farley

Thanks so much Hugh. We’re very excited to be with you this morning to tell you about this exciting transaction and to take you through the abridged version of the investor presentation.

When we started Far Point, we thought there were several opportunities, many opportunities, to invest in financial technology businesses that were strategic and would create opportunities for our investors. We spent over a year evaluating close to 150 such companies and met with over 100 CEOs. Well, we’re back today with the most exciting transaction and company that we spent time with, and that is Global Blue.

As a financial matter, we view this as an attractive transaction. We’re investing at a valuation of 12-times forward enterprise value to EBITDA. This is a business that is growing 8% organically year to date; it generates 42% EBITDA margins. It’s a strong, strong investment from a financial perspective, but we’re even more excited to talk about this business and how strategic it is.

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Global Blue operates principally in the cross-border transaction space. For those of you who haven’t spent as much time in the cross-border transaction space, let me give you an interesting statistic. If you look at the major card networks, 4% or 5% of their volume is in cross-border transactions but over 40% of their revenue. It is a lucrative and attractive, let’s call it, sub-space within payments.

Secondly, Global Blue operates in another strategic area, which is consumer data. Global Blue, as you will hear, has a unique trove of consumer data that can be very helpful to Global Blue’s merchant customers. But don’t take my word for it: the strategic nature of this business is underpinned – or I should say is underlined – by the investment by Ant Financial, and we’re very excited to announce that this morning. Ant Financial will be investing $125 million in the business. I’m sure most of you are quite familiar with Ant Financial, but Ant Financial is one of the fastest-growing companies in the world, one of the most sophisticated and respected financial technology businesses in the world. And as Ant Financial looks to grow their business in Europe and Asia and elsewhere, in cross-border transactions and in consumer data, they view Global Blue as an interesting investment and a long-term partner.

I’d like to also tell you about the management of this business, which I consider the kind of ace – ace up your sleeve. Jacques Stern is the CEO of this business. Jacques ran public company Edenred, actually quite a comparable business to this business, Global Blue, for many years. And he ran it for many years as a public company, and for many years he added value to investors. So, this is a very experienced CEO and he’s somebody who has built this business, Global Blue, for four years and done all the right things to position this as a public company. You’ll hear a lot from Jacques in just a moment. He also has his CFO from those days, Loïc, who is also a seasoned public company executive.

So, we have got a strategic investment at a prudent valuation, with a great partner and great management team. In terms of the transaction itself, we’ll be investing $1 billion, that’s split between roughly $650 million of funds in trust for Far Point and $350 million of a PIPE transaction. $125 million will come from Ant Financial, $100 million will come from Third Point and $125 million will come from a number of institutional investors, including both existing and new institutional investors, a combination of long-only and fundamental-value-type investors. And this PIPE was sought after. We had to – it was oversubscribed, we cut back investors; we feel very good about our go-forward investment base. The valuation of the business is about $2.6 billion, and as I mentioned at the outset, the enterprise-to-EBITDA multiple reflects a valuation of 12 times.

So, with that, I’ll hand it over to my colleague, Jacques Stern, who will start the presentation on slide five to take you through the business.

Jacques Stern

Morning everyone. Thank you Tom for this introduction. So, slide five, as mentioned, you have the positioning of Global Blue. So, we are a B2B company. Our main clients are luxury merchants such as Hermès, Louis Vuitton but also large department stores like Harrods or Selfridges. We have a network of 300,000 stores in the world which are connecting to our network. And, basically, what we do for them is technology and payments on the back of two processes. One, which is called tax-free shopping, which basically is a way for an international traveller to recover their VAT when they are buying abroad. And the second one, which is dynamic currency conversion, which is a way for international shoppers to pay abroad in their own currency.

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So, you have understood that the international shoppers are in the DNA of our company and they represent, for our clients, a very important part of their revenue. If you think that in Europe, for example, an Hermès or Louis Vuitton, 50% of their revenue will be done by non-domestic customers, so with international shoppers, we are serving the merchants from that point of view. But we do more than technology, tax-free and added-value payment services. As mentioned by Tom, through the process of the tax-free, we collect an incredible level of data because we know who is buying where, what and when; and so, with this data, we help our clients to identify the way to capture the growth of the international shopper and through our targeted marketing solutions, we basically help them to create footfall and to transform this footfall into sales.

If you go to the page six, which gives you the Global Blue at a glance, you can see that tax-free shopping represents 85% of our revenue. So, let me first explain what is this business. As I said, it’s on the back of a regulation which is called VAT, which is not present in the US but in 170 countries in the world. When you are a foreigner, when you export a good that you have bought, you recover the VAT and this is present in around 70 countries in the world.

What we do is basically managing this process, as I said, on behalf of our clients. It represents 85% of the total of our business and we manage for our clients a total sales in store value, or gross merchandise, of €18 billion, mostly luxury – 80% of this €18 billion is coming from the purchase of luxury goods.

Who are the shoppers? To be very simple, they are mainly coming from emerging countries, China in particular, but also Southeast Asia, Russia or the Middle East. And where are they shopping? They are mainly shopping in Europe, which represents 70% of our business, but they are also shopping in Asia, in particular in Japan, Singapore or Korea, which represents 30% of our business. They don’t shop in the US, or they shop in the US but without tax-free, given the structure of the sales tax in the US, without a capability to recover the sales tax and the absence of VAT. So, we own 70% of this business worldwide. We are the number one by far, and we manage 36 million transactions per year, for an equivalent of 30 million international shoppers.

The second part of our business, added-value payments solutions, represents 15% of our revenue for a total sales in store of €4.4 billion, and we are the number two in the world in this business, which is more known and is a dynamic currency choice. And we own 20% worldwide of this business.

You can see, on the bottom of the page six, what are the key elements in terms of P&L of our business. We are a transactional business. From that point of view, our revenue is a percentage of the volume we manage, slightly lower than 2%, at – for this year, ending March 2020 – €430 million expected. You see that, like in many payment companies, we have a high fixed cost base, 60%, which drives a high EBITDA margin, around 42%. And because we are in technology, we are a low-capex company and our cash flow conversion is 85%.

If you move to page seven, you basically have three elements which are important in our story, which is that we are helped – or the growth of the business is helped – by three macro drivers. The first one is emerging market dynamics. As I was mentioning two minutes ago, 70% of the consumers, the end consumers, are coming from emerging countries, and we have demonstrated that there’s a correlation of 97% – so it’s extra important – between the middle-class growth in emerging countries, the fact that they travel abroad and, when they are abroad, that they are shopping abroad. And obviously the expectation in the next five years is that this trend of arrival of emerging shoppers into Europe from APAC will be 9%, so a very strong element which is fuelling our long-term growth.

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The second element of our macro-driven growth is the digitalization. It’s a process which used to be mainly a database but is now more and more digitalized end-to-end. And what we have demonstrated also there is when we digitalize in the store, at the airports, all the process, we are capable to increase what we call the success ratio. So what is the success ratio? It’s basically the fact that we still have only 39% of the consumers which are eligible which are using the tax-free. So, many people either do not know that they can benefit from this advantage or, if they know, they are not using it. Digitalization helps tremendously, and we have demonstrated that when a country is fully digital, it can increase by one point every year this success ratio, which is double of the stats when we have no digital.

And the third element is the VAT dynamic. More and more countries have adopted VAT. 40 years ago, there was only one country in the world with VAT; today, it is 170 and among those, 73 today are using tax-free VAT refunds. And obviously our expectation is that in the next few years we would continue to add new countries, like Russia that we added last year, or, very recently, Kazakhstan, that we opened a few days ago. And the pitch to the government for them to use that is that, really, through the tax-free they can be more attractive – i.e., that they attract more international shoppers in their country, develop their tourism and they spend more on the hotel, more on entertainment – so it’s a kind of win-win situation.

If you go to page eight, you have the key elements of why Global Blue has a competitive advantage in this business. First, because we have 70% of the market; the number two has 22%. So, we are more than three times bigger than the number two. Second, because we have a portfolio of iconic luxury brands – from Prada to Bvlgari, from Hermès to Sandro to Louis Vuitton – but also big department stores: Selfridges, Harrods, Galeries Lafayette, Tiffany, or Cartier, which are watches and jewellery, and this is a business where the churn is very low. The gross churn is 3% in the last five years, and to mention that we have been able to grow our market share in in the last five years, as we had a positive net churn of 1%.

One of the key elements in the business – and I’m sure that in the next weeks when we will see you, we will be able to elaborate more on that –is our fully-integrated in-house technology platform, connected on the upstream with POS and PSP at the merchant. So, very integrated with the merchant but also downstream with payment partners such as Alipay but also Visa, Mastercard and obviously with customs.

This is a business which needs a deep domain expertise in terms of compliance. We are doing this business for more than 40 years, and this is one of the barriers to entry of the many barriers to entry, I would say, which is why, at the end, in summary, we have 70% market share.

So, page nine, you have the key elements of our strategy. Obviously, the three macro factors that I was just mentioning are the basis of our strategy but how the management is looking to increase our capability to leverage those macro drivers, I would say three elements to have in mind. First, digitalization, which helps us to increase the penetration, the famous success ratio that I was mentioning a few minutes ago. Innovation is key in our business because it’s helped us to differentiate from our competitors, the number two but also small players which can exist country by country. And from that point of view, the commercial agreement that we have signed with Ant Financial will help us to continue to further innovate and to be leading this innovation. And obviously public affairs, which is a way for us to expand the market by showing to countries which have VAT how they can leverage this VAT refund scheme to better attract consumers coming from abroad.

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But the strategy is also about how we can create, when we have the volume, more revenue per transaction. And there we have developed in recent years, I would say, a formula which is based on the incredible level of data that we have. Again, through the passport data that we collect, we know everything about the consumer. And because we capture in the store what has been bought by SKU, which is what is needed by the process of the tax-free, we are able to really have a level of detail which is really incredible compared to any players, even the schemes, for example, we have much more data.

What we do with this data is, basically, because of our market share of 70%, we are able to identify for our clients where they can do better than their benchmark or what they do less better compared to their benchmark and therefore we can identify how they can basically increase their revenue. Our market in digital solutions helps them when you have identified how to create the footfall into their store and, through our sales technology and techniques, we are capable to transform this footfall into revenue. And the end element that we do in order to differentiate to our competition is we help our clients to basically improve the experience because, in our business, a better experience leads to a better success ratio, which leads to a better level of revenue for our clients and for us.

The last pieces of the business strategy for this company is around M&A. We did not do any M&A in the last four years. With, now, this listing in the US through the combination with Far Point, we believe that we have, in the four buckets which are mentioned in page nine, capability to do bolt-on M&A in information services, leveraging already the data we have; consumer digital marketing, leveraging also what we are doing but also in terms of technology and payment at point of sales, where we believe we can render more service to our existing B2B clients; and obviously into the segment of the added-value payment services, where we can increase either our footprint in terms of geography or the verticals where we can serve our clients.

If you turn the page, page ten, you’ll see the long-term, I would say, track record of Global Blue as a company. In terms of sales in store, we have been able to push the 15% volume growth, which has translated into an 11% revenue CAGR in the last ten years. In terms of profitability, we have, as mentioned, an EBITDA margin of 41%, which has increased substantially compared to ten years ago, which was 23% on the back of the model, which is 60% fixed cost. As mentioned already, as a cash flow-generative business, our capex is basically only technology and it represents 15% of our adjusted EBITDA. And last but not least, a strong capability to deliver shareholders return through an effective tax rate which has been 22-23% in the last ten years.

So, on the back of these, I would say, long-term trends, what is our mid-term objective? You have that, page 11. In terms of revenue, we believe that we can deliver 3-6% annual growth in the next three years. In terms of adjusted EBITDA margin, an increase of at least 200 basis points over the mid-term, which translates with an objective of around 24% of tax, to a clear EPS which would be high-single-digit growth for the year starting March 2021.

In terms of capital structure, we will, at closing, be at 3.3 and we will use the cash flow generation to rapidly go to 2.5, which we believe is a kind of market practice and we want to be there. And in terms of capital return, we are looking to around €40 million either dividend or share buyback to be done in September 2021, which would be the first time after the close of the year, which would represent, compared to the value mentioned by Tom, a yield of around – a little bit more than 2% and a pay out of around 40% compared to next year’s result.

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And that’s it from me. Tom, I leave you the floor.

Tom Farley

Thanks Jacques. Those are the reasons why we’re so excited.

Flipping to slide 12, just to give you a sense how we thought about valuation and comparable companies, the integrated networks, with which Jacques has a great deal of experience – recall that I mentioned he was the CEO of Edenred, as a public company – they are very similar to Global Blue in a number of respects. They’re closed loops, like Global Blue; they have access to very interesting data, also like Global Blue and they are principally involved in the payment process. So, we certainly spent a lot of time looking at those companies. We also looked a lot at the biggest, I’ll call it, merchant acquirers, or the biggest kind of known payments guys, so Visa, Global Payments, FIS. Global Blue is, in many different respects, integrated with these guys and acts as a partner. Global Blue has integrated with over 200 point-of-sale systems, software systems, and also integrates directly with gateways and the acquirers and so has a number of similarities to their businesses. We spend a lot of time looking at the valuations of those businesses and, to a much lesser extent, the card networks. But given the strategic nature of Global Blue in the payment process, we kept an eye on the card network valuations.

Flipping to slide 12 – pardon me, 13 – you’ll see, in every respect, this transaction is a significant valuation to the comparable companies, anywhere from 25-40% if you look at the integrated networks and the other payments guys. And no matter what valuation metric you look at – EBITDA, PE, cash flow – this transaction stacks up quite well.

Flipping to slide 14 and concluding, thank you again for being here this morning. In conclusion, we’re excited about this for a number of reasons. I mean, it’s really a laundry list of compelling attributes. I mean, first, this is a very strategic business, as I spoke about, in the cross-border payment space and in the consumer data space. That strategic nature is evidenced by the exciting investment by Ant Financial. It also has a great business model, as Jacques described: 42% EBITDA margins, highly cash-generative. Again, a revenue growth of 8%, steady over the last four quarters – it’s a consistent grower. And it’s a business we expect to grow in the future because it has a real secular growth driver, which is the emerging middle class, upper class in emerging markets. They want to travel, they want to buy goods and Global Blue is there to serve them. And, finally, as I just touched on, on the last slide, it’s a very compelling valuation. And you wrap all that with a great management team that I’m excited to work with. And we were eager to announce this transaction this morning and bring it to all of you.

Thanks for listening to this and we’ll report back with new information as we go along.

Operator

This now concludes today’s call. So, thank you all very much for attending and you can now disconnect.

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No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

Forward-Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. When used herein, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Far Point’s or Global Blue’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination; the ability to meet NYSE’s listing standards following the consummation of the transaction contemplated by the proposed business combination; costs related to the proposed business combination; Global Blue’s ability to execute on its plans; Global Blue’s estimates of the size of the markets for its solutions; Global Blue’s ability to identify and integrate acquisitions; the performance and security of Global Blue’s services; potential litigation involving Far Point or Global Blue; and general economic and market conditions impacting demand for Global Blue’s services. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Neither Far Point nor Global Blue undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Additional risks and uncertainties are identified and discussed in Far Point’s reports filed with the SEC and available at the SEC’s website at http://www.sec.gov.

Non-GAAP Financial Measures

Pro forma Adjusted EBITDA is a non-GAAP financial measure that is not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and may be different from non-GAAP financial measures used by other companies. This non-GAAP financial measure should not be construed as an alternative to net income as an indicator of operating performance or as an alternative to cash flow provided by operating activities as a measure of liquidity (each as determined in accordance with GAAP).

Additional Information and Disclaimer

In connection with the business combination, an affiliate of Global Blue intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will include a preliminary proxy statement of Far Point and a prospectus in connection with the business combination. The definitive proxy statement/prospectus and other relevant documents will be mailed to stockholders of Far Point as of a record date to be established for voting on the business combination. Stockholders of Far Point and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Far Point’s solicitation of proxies for the special meeting to be held to approve the business combination because these documents will contain important information about Far Point, Global Blue, and the business combination.

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Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, by directing a request to: Far Point Acquisition Corporation, 18 West 18th Street, New York, NY 10011. These documents, once available, and Far Point’s annual and other reports and proxy statements filed with the SEC can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).

Far Point, Global Blue and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the stockholders of Far Point in connection with the business combination transaction. Stockholders of Far Point and other interested persons may obtain more information regarding the names and interests in the proposed transaction of Far Point’s directors and officers in Far Point’s filings with the SEC, including Far Point’s Annual Report on Form 10-K for the year-ended December 31, 2018, which was filed with the SEC on March 29, 2019. Additional information regarding the interests of such potential participants in the solicitation process will also be included in the Registration Statement (and will be included in the definitive proxy statement/prospectus) and other relevant documents when they are filed with the SEC.